

December 27, 2012

Via E-mail
Mr. F. William Grube
Chief Executive Officer
2780 Waterfront Pkwy E. Drive
Indianapolis, Indiana 46214

> **Re:** **Calumet Specialty Products Partners, L.P.**
> **Calumet Finance Corp.**
> **Registration Statement on Form S-4**
> **Filed December 4, 2012**
> **File No. 333-185262**

Dear Mr. Grube:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exchange Offer, page 14

Procedures for Tendering, page 17

1. We note the disclosure indicates that you will return or credit any notes not accepted for exchange "as promptly as practicable" after the expiration or termination of the exchange offer. Exchange Act Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise your disclosure.

Letter of Transmittal, page A-1

Instructions, page A-3

2. On page 15, we note that new notes will be delivered promptly after the expiration date and acceptance of the old notes for exchange. On page A-3, we note that you will deliver new notes promptly after the old notes are accepted for exchange. Please revise to state that the company will deliver new notes promptly after expiration rather than after acceptance. *See* Exchange Act Rule 14e-1(c).

Index to Exhibits, page II-19

3. We note that you have a co-registrant guarantor incorporated in Louisiana. Please provide a legal opinion that covers that jurisdiction.

4. We note that you have filed an opinion letter of Fennemore Craig, P.C. with respect to the co-registrant guarantor incorporated in Arizona and that such opinion letter includes consent of counsel. Please revise the index to exhibits to annotate that you are filing the consent of counsel. *See* Staff Legal Bulletin No. 19 (CF).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. F. William Grube
Calumet Specialty Products Partners, L.P.
Calumet Finance Corp.
December 27, 2012
Page 3

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Gillian A. Hobson